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                 PCORDER.COM, INC. AND TRILOGY SOFTWARE, INC.
                         REPORT THE FILING OF LAWSUITS

AUSTIN, Texas, November 1, 2000 - pcOrder.com, Inc. (NASDAQ:PCOR) and Trilogy Software, Inc. jointly announced that they and the members of the board of directors of pcOrder have been named as defendants in several purported stockholder class actions opposing a proposed merger transaction between the companies.

On October 25, 2000, pcOrder and Trilogy jointly announced that they have signed a definitive merger agreement under which Trilogy will commence a cash tender offer to acquire all of pcOrder's outstanding Class A common stock at a price of $6.375 per share. Any shares of pcOrder's Class A common stock not purchased in the tender offer will be acquired by Trilogy in a subsequent merger transaction at the same $6.375 per share cash price.

To date, four lawsuits have been filed in Delaware Chancery Court and one lawsuit has been filed in Texas District Court. Plaintiffs in these lawsuits are alleging breach of fiduciary duties by the individual defendants and by Trilogy as majority stockholder in connection with the proposed merger transaction. The companies intend to vigorously defend against them.

pcOrder security holders and any potential investors in pcOrder stock are advised to carefully read the tender offer/going private statement on Schedule TO, the solicitation/recommendation statement on Schedule 14D-9 and any other documents pcOrder or Trilogy files with the Securities and Exchange Commission in connection with the proposed tender offer or merger when they become available because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when available) and other documents filed by pcOrder or Trilogy at the SEC's website at www.sec.gov. These documents (when available) may also be obtained for free by contacting Tiffany O'Brien at pcOrder (512.684.1171) or Jeanne McNeil at Trilogy (512.425.3483).


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